John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

October 21, 2019

Paul Fischer

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	DNA Brands Inc.
Offering Circular on Form 1-A Filed on August 7, 2019
File no. 024-11053

Dear Attorney Fischer:

On behalf of DNA Brands, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 3, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Form 1-A Filed on August 7, 2019 Cover Page

1. We note your statement that you are an emerging growth company as defined under the JOBS Act. Please provide us with your analysis as to how you qualify as such. In this regard, we note that your initial public offering of common equity occurred prior to December 8, 2011.

This language has been omitted.

Business Overview, page 3

Please revise to explain what is meant by "friendly financing," and disclose its material terms, either here or in another section of your offering circular. File the financing agreement as an exhibit to your offering circular.

The noteholders have verbally agreed not to forclose on their notes, while they may still do so.

Please disclose whether or not the company has any vehicles at this time.

The Company now has four vehicles in service.

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The requirements of being a public company may strain our resources..., page 35

Since you will not be a public company subject to the reporting requirements of the Securities Exchange Act of 1934 upon completion of this exempt offering, please remove this risk factor. Also remove your statement that you will be subject these reporting requirements under "Where You Can Find More Information" on page 75.

These items have been removed.

Financial Statement Presentation, page 39

Your statement that the balance sheet as of December 31, 2018 has been derived from audited financial statements at that date appears to differ from the balance sheet itself at page F-5 which states that it is "unaudited." Please advise or revise.

The reference to an audited statement has been corrected.

Liquidity, Capital Resources and Plan of Operations, page 42

Please identify the debt that is currently outstanding. Also identify and quantify any debt that is currently in default. Provide a discussion of how you intend to meet your current cash needs, including debt obligations, when you do not plan to use any potential proceeds from the offering to meet these obligations. File your material debt agreements as exhibits.

All debt is now in default.

Fleet Management Business, page 51

Please revise, if true, to indicate that at this stage in the company's development, maintaining a fleet of standard passenger vehicles is aspirational in nature.

We have changed the language in this section to indicated that these statements look to future operations.

Security Ownership of Management & Certain Securityholders, page 59

Disclose that Andrian McKenzie-Patasar, by virtue of his ownership of 355,000 shares of Series F preferred stock, has over 26.6 billion votes and, therefore, control over all matters submitted to shareholders.

Andrian McKenzie-Patasar, by virtue of his ownership of 355,000 shares of Series F preferred stock, has over 26.6 billion votes and, therefore, control over all matters submitted to shareholders.

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Common stock, page 60

Please disclose the number of authorized shares of common stock.

This has been disclosed.

Indebtedness, page 60

Please clarify if the disclosure in this section represents your currently outstanding debt. You preface your disclosure with the statement that this is outstanding indebtedness as of December 31, 2017. In addition, some of the notes have due dates of March 31, 2018 and March 31, 2019.

This has been revised.

Preferred Stock, page 60

Please revise the table and disclosure in this subsection to be consistent with your amended articles of incorporation and other disclosure. In this regard, it appears that you no longer have a designated series of preferred stock that is Series A convertible preferred stock or Series D preferred stock; you have 400,000 authorized shares of Series C preferred stock (rather than 600,000) and 400,000 Series C preferred shares issued (rather than 400); and the calculation of the amount of authorized and undesignated preferred stock appears to be incorrect. Revise your disclosure as appropriate.

This has been revised.

Financial Statements , page F-5

Please present the balance sheet as of December 31, 2017.

Please present the statement of changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent balance sheet. Refer to Form 1-A Part F/S (b)(4).

This has been provided.

Statement of Cash Flow , page F-7

Please present the beginning and ending cash balances for the years ended December 31, 2018 and 2017, respectively and reconcile the ending cash balances to the corresponding balance sheet amounts.

This has been provided.

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General

Please consistently refer to the number of shares you are offering. For example, in Part I, Item 4 of Form 1-A, you disclose that the number of securities offered is 2500000. You also state in section 1(d) of the subscription agreement filed as Exhibit 4.1 that the aggregate number of securities sold for the Company shall not exceed 250,000,000 shares.

This number has been corrected in the subscription agreement and in Part I.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux

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